News for Immediate Release

Electrovaya Provides a Revenue Update for the Fourth Quarter and 2022

Fiscal Year

Toronto, Ontario - October 5, 2022 - Electrovaya Inc. ("Electrovaya" or the "Company") (TSX: EFL; OTCQB: EFLVF), a leading lithium-ion battery technology and manufacturing company, today announced a revenue update for the fourth quarter and fiscal year ended September 30, 2022 ("Q4 FY2022" and "FY2022", respectively). All dollar amounts are in U.S. dollars unless otherwise noted.

● Preliminary unaudited revenue for Q4 FY2022 revenue was $9.7 million(1) (C$12.4 million(2)), representing an increase of approximately 131% compared to the fiscal fourth quarter ended September 30, 2021.

● Preliminary unaudited revenue for FY2022 revenue was $19.5 million(1) (C$25 million(2)), representing an increase of approximately 68% compared to the fiscal year ended September 30, 2021.

● The Company reiterates revenue guidance for the 2023 fiscal year of approximately $42 million (C$56 million).

"The fourth quarter was a record-breaking period for Electrovaya. The team consistently met production targets and customer demands. Were it not for some minor supplier delays late in the quarter, we would have generated even higher revenue," said John Gibson, CFO of Electrovaya. "We expect this strong momentum to continue in our 2023 fiscal year, resulting in significant revenue growth."

(1) The preliminary results set forth above are based on an initial review of the Company's operations for the quarter and year ended September 30, 2022 and are subject to change. Actual results could differ from these preliminary results following the completion of year-end closing procedures, final adjustments and other developments arising between now and the time that the Company's financial results are finalized, and such changes could be material. While the Company believes there is a reasonable basis for these preliminary financial results, the results involve known and unknown risks and uncertainties that may cause actual results to differ materially. These preliminary fiscal results represent forward-looking information. See "Forward Looking Information".

(2) Using an average exchange rate for twelve months of 1U.S. Dollar=1.2815 Canadian Dollars

For more information, please contact:

Investor Contact:

Jason Roy,

Electrovaya Inc.

Telephone: 905-855-4618

Email: jroy@electrovaya.com

About Electrovaya Inc.

Electrovaya Inc. (TSX:EFL) (OTCQB:EFLVF) is a pioneering leader in the global energy transformation, focused on contributing to the prevention of climate change by supplying safe and long-lasting lithium-ion batteries without compromising energy and power. Electrovaya is a technology-focused company with extensive IP, designs, develops, and manufactures proprietary lithium-ion batteries, battery systems, and battery-related products for energy storage, clean electric transportation, and other specialized applications. Company's Infinity line of batteries is focused on commercial vehicles and its Solid State Technology under Development is focused on passenger vehicles. To learn more about how Electrovaya is powering mobility and energy storage, please explore www.electrovaya.com.

Forward-Looking Statements

This press release contains forward-looking statements relating to the deployment of the Company's products by the Company's customers and the timing for delivery thereof, and can generally be identified by the use of words such as "may", "will", "could", "should", "would", "likely", "possible", "expect", "intend", "estimate", "anticipate", "believe", "plan", "objective" and "continue" (or the negative thereof) and words and expressions of similar import. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors and assumptions are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such statements. Statements with respect to the Fiscal Year 2023 guidance, to the purchase and deployment of the Company's products by the Company's customers and users, and the timing for delivery thereof, and levels of expected sales and expected further purchases and demand growth are based on an assumption that the Company's customers and users will deploy its products in accordance with communicated intentions, that the Company will be able to deliver the ordered products on a basis consistent with past deliveries, and the anticipation of the Company delivering Infinity Battery Technology Products in FY2023 on the present and anticipated purchase order to meet FY 2023 revenue targets, anticipated revenues in FY 2023, gross margin and ability to increase prices to help maintain gross margins, ability to have production ramps of the Infinity Battery Technology Products in FY2023 to meet demand, are all based on assumptions by the company and its end users. Important factors that could cause actual results to differ materially from expectations include but are not limited to macroeconomic effects on the Company and its business and on the Company's customers, economic conditions generally and their effect on consumer demand, labour shortages, inflation, supply chain constraints, the potential effect of COVID restrictions in Canada and internationally on the Company's ability to produce and deliver products, and on its customers' and end users' demand for and use of products, which effects are not predictable and may be affected by additional regional outbreaks and variants, and other factors which may cause disruptions in the Company's supply chain and Company's capability to deliver the products. Additional information about material factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found in the Company's Annual Information Form for the year ended September 30, 2021 under "Risk Factors", and in the Company's most recent annual Management's Discussion and Analysis under "Qualitative And Quantitative Disclosures about Risk and Uncertainties" as well as in other public disclosure documents filed with Canadian securities regulatory authorities. The Company does not undertake any obligation to update publicly or to revise any of the forward-looking statements contained in this document, whether as a result of new information, future events or otherwise, except as required by law.

The preliminary unaudited revenue for the periods described herein constitute future‐oriented financial information and financial outlooks (collectively, "FOFI"), and generally, are, without limitation, based on the assumptions and subject to the risks set out above under "Forward‐Looking Statements". Although management believes such assumption to be reasonable, a number of such assumptions are beyond the Company's control and there can be no assurance that the assumptions made in preparing the FOFI will prove accurate. FOFI is provided for the purpose of providing information about management's current expectations and plans relating to the Company's future performance, and may not be appropriate for other purposes.

The FOFI does not purport to present the Company's financial condition in accordance with IFRS, and it is expected that there may be differences between audited results and preliminary results, and the differences may be material. The inclusion of the FOFI in this news release disclosure should not be regarded as an indication that the Company considers the FOFI to be a reliable prediction of future events, and the FOFI should not be relied upon as such.